Prospectus Supplement filed under Rule 462(b) Registration No. 333-57358


                         423,529 SHARES OF COMMON STOCK
                                $17.00 PER SHARE
                       CENTENNIAL FIRST FINANCIAL SERVICES


The prospectus dated June 28, 2001 for Centennial First Financial Services relating to offering of 352,942 shares of common stock is hereby supplemented to include the following information:

o The offering to California residents is changed from an offering of 352,942 shares to an offering of up to 423,529 shares of our common stock which increased amount represents 58.9% of our total outstanding shares before the offering, and 37.1% of our total outstanding shares after the offering.

o The offering is extended until the sale of all 423,529 shares offered, or August 15, 2001, whichever occurs first.

o The net proceeds of this offering assuming the sale of all 423,529 shares are estimated to be $7.0 million and will be used primarily to fund our acquisition of Palomar Community. The Palomar Community acquisition price of $10,500,000 will be funded with proceeds from this offering and loans in the total amount of $4.0 million from United Security Bank, Fresno, California. If the net proceeds of this offering are in excess of $6.5 million, the excess will be used by Centennial First as additional working capital. If the net proceeds of this offering are between $5.8 million and $6.3 million, the remaining funds needed for the acquisition of Palomar Community of up to $500,000 will be from a dividend from Redlands Centennial Bank.



            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 1, 2001

RECENT DEVELOPMENTS

         On July 17, 2001, Centennial First issued a press release which announced the following financial information as of June 30, 2001. Earnings for the quarter ending June 30, 2001 were $236,000, compared with earnings of $220,000 for the second quarter 2000, representing a 7% increase. Undiluted earnings per share were 33 cents for the current quarter compared with 30 cents for the same period last year. Year to date earnings through June increased 6% from $394,000 in 2000 to $418,000 in 2001.

         Total loans increased $11.7 million, or 21%, to $67 million from June 2000 to June 2001. Deposits, at $101 million, represent an increase of $20.2 million, or 25% for the same period. Total assets increased 24% or $21 million, to $109 million from June 2000 to June 2001.

                            Pro Forma Financial Data
                   Based On The Purchase Method Of Accounting
                    Centennial First And Palomar Community(1)

(Unaudited)


                                         THREE MONTHS
(Dollars in thousands,                      ENDED             YEAR ENDED
except per share amounts)               MARCH 31, 2001      DECEMBER 31, 2000
                                        ----------------    -------------------

Summary of Earnings:
Net interest income                      $  2,297           $   8,248
Provision for loan and lease losses           (65)               (840)
Noninterest income                            390               2,622
Goodwill amortization and impairment          (51)             (2,420)
Noninterest expense                        (2,349)             (8,313)
Provision for income taxes                    (90)               (625)
Net income (loss)                        $    132           $  (1,328)

Financial Position:
Total assets                             $185,658            $172,786
Total net loans and leases                108,566             106,139
Total deposits                            165,697             153,023
Total shareholders' equity                 14,051              13,711

Per Share Data:
Net income (loss) - basic                $    .13           $   (1.20)
Net income (loss) - diluted              $    .12           $   (1.15)
Book value                               $  12.29           $   12.00


------------------

(1) The above pro forma information is based on the assumption and conditions as set forth in the more detailed Pro Forma Financial Statements on pages 22-33 of the Prospectus, except that pro forma financial information assumes the issuance of 423,529 shares at $17.00 per share as a result of the offering.

         CAPITALIZATION

         The following table sets forth, as of March 31, 2001, (i) our consolidated capitalization ("Actual"); and (ii) our consolidated capitalization on a pro forma adjusted basis giving effect to the Palomar Community acquisition, the offering of $7.2 million, and the application of net proceeds therefrom ("Pro Forma As Adjusted"). See "Use of Proceeds." This table should be read in conjunction with our historical and pro forma financial statements included elsewhere in this prospectus.



                                                        MARCH 31, 2001
                                                   -------------------------
                                                                PRO FORMA AS
(Dollars in thousands)                             ACTUAL         ADJUSTED
                                                 ---------      ------------

Long-term debt                                   $       -        $  4,000
Shareholders' equity:
  Common stock, no par value per share,
      $4.00 stated value
     10,000,000 shares authorized;                   2,878           4,572
     719,401 shares issued and
     outstanding, actual; and
     1,142,930 shares issued and
     outstanding, as adjusted

Additional paid-in capital                           3,021           8,388
Retained earnings                                    1,331           1,056
Accumulated other
  comprehensive income                                  35              35
                                                   -------       ---------
  Total stockholder's equity                        $7,265         $14,051
                                                   =======       =========


                         PRO FORMA FINANCIAL STATEMENTS

         THIS SECTION CONTAINS IN ADDITION TO HISTORICAL INFORMATION, "FORWARD-LOOKING STATEMENTS." THESE STATEMENTS ARE BASED ON MANAGEMENT'S BELIEFS AND ASSUMPTIONS, AND ON INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS IN WHICH WORDS SUCH AS "EXPECT," ANTICIPATE," "INTEND," "PLAN," "BELIEVE," "ESTIMATE," "CONSIDER," OR SIMILAR EXPRESSIONS ARE USED. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THOSE DESCRIBED BELOW. MANY OF THE FACTORS THAT WILL DETERMINE RESULTS ARE BEYOND OUR ABILITY TO CONTROL OR PREDICT. YOU ARE CAUTIONED NOT TO PUT UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS. THEREFORE, THE INFORMATION SET FORTH IN THIS SECTION SHOULD BE CAREFULLY CONSIDERED WHEN EVALUATING THE BUSINESS PROSPECTS OF CENTENNIAL FIRST.

         We will account for the acquisition of Palomar Community using the purchase method of accounting. The purchase method accounts for a business combination such as the proposed acquisition as the acquisition of one business by another. The difference between the cost of the acquisition and the fair value of the net assets acquired will be recorded as goodwill.

         The purchase price to acquire Palomar Community will consist of a cash payment of $10.5 million due at the completion date. In addition to the offering, Centennial First will also obtain debt in the amount of $4.0 million to fund the acquisition and will receive a dividend of $500,000 from Redlands Centennial Bank to the extent that the net proceeds of the offering are less than $6.3 million but greater than $5.8 million. The debt will consist of two loans from United Security Bank. One loan is in the amount of $2.0 million and is an unsecured, subordinated term loan due in seven years. The unsecured loan has a fixed interest rate of 10% per annum with payments of interest only for the first two years, and monthly principal and interest payments of $42,495 beginning with the 25th month and continuing until maturity. The second loan is also in the amount of $2.0 million and will be secured by 100% of the shares of Redlands Centennial Bank and Palomar Community. The secured loan is due in two years, has a fixed interest rate of 9% per annum with interest payable monthly and all principal is due at maturity.

         The Statement of Income table that follows contains information which is calculated by using "weighted average shares." The weighted average shares calculation takes into consideration both the number of shares outstanding and common share equivalents and the length of time the shares and equivalents were outstanding during the period. The weighted average shares calculation is then used to calculate basic and diluted earnings per share.

         The following pro forma financial information combines the historical financial information of us and Palomar Community as if the acquisition had occurred at the beginning of each period presented. The proforma financial information reflects all material adjustments and assumptions as discussed in the accompanying notes. The presentation of the proforma financial information does not take into consideration operational efficiencies or additional expenses that might have occurred as a result of combining the institutions. The following tables show our pro forma consolidated condensed balance sheets following the foregoing transactions as of March 31, 2001 and our pro forma consolidated condensed income statements following the foregoing transaction for the three months ended March 31, 2001 and the year ended December 31, 2000.

         The pro forma financial information further assumes the issuance of 423,529 shares at $17.00 per share as a result of the offering. Our pro forma financial information is not necessarily indicative of the financial position or results of operations following the transaction as it may be in the future, or as it might have been had the transaction been effected on the assumed date.

         The pro forma financial information should be read in conjunction with the historical financial statements of Centennial First and Palomar Community and the notes to those financial statements, presented in the prospectus.

                      Pro Forma Consolidated Balance Sheet
                                 March 31, 2001
                                   (Unaudited)



(Dollars in thousands)                     HISTORICAL
                                    ----------------------    PRO FORMA  PRO FORMA    PRO FORMA
                                    CENTENNIAL     PALOMAR    OFFERING   FINANCING    PURCHASE     PRO FORMA
                                       FIRST     COMMUNITY    ADJUST.    ADJUST.      ADJUST.      AS ADJUST.
                                    ----------   ---------    --------   ---------    ---------    ----------

ASSETS

Cash and due from banks             $  9,666     $ 1,911      $7,061     $ 3,725      $(10,747)    $ 11,616
Federal funds sold                    12,080      15,583                                 7,525       35,188
Federal Home Loan Bank
 stock at cost                            52         402                                                454
Interest-bearing deposits in
 financial institutions                4,820       1,881                                              6,701
Investment securities
 available-for-sale at fair value      9,168       3,469                                             12,637
Gross loans                           62,565      54,163                                (6,566)     110,162
Allowance for loan losses               (865)       (731)                                            (1,596)
Bank premises and
 equipment, net                        2,709         270                                              2,979
Goodwill and other
 intangible assets                       127       3,780                                  (454)       3,453
Accrued interest
 and other assets                      3,489         575                                              4,064
                                    ---------    --------     -------    --------     ---------    --------
     Total assets                   $103,811     $81,303      $7,061     $ 3,725      $(10,242)    $185,658

LIABILITIES

Deposits
  Noninterest-bearing               $ 28,319     $ 6,708                                           $ 35,027
  Interest-bearing and
    NOW accounts                      33,768      19,933                                             53,701
  Savings                              7,805       5,990                                             13,795
  Time deposits $100,000
    or greater                        16,732       8,589                              $     29(6)    25,350
  Other time deposits                  9,252      28,269                                   303(7)    37,824
                                    ---------    --------     -------    --------     ---------    --------
     Total deposits                   95,876      69,489           -           -           332      165,697
Long term debt                             -           -                  $4,000(2)                   4,000
Other liabilities                        670       1,240                                              1,910
                                    ---------    --------     -------    --------     ---------    --------
     Total liabilities                96,546      70,729           -       4,000           332      171,607

SHAREHOLDERS' EQUITY

Common stock                           2,878       2,593       1,694(1)                 (2,593)(8)    4,572
Additional paid-in capital             3,021       9,892       5,367(1)                 (9,892)(8)    8,388
Undivided profits                      1,331      (1,903)                   (275)(2)     1,903(8)     1,056
Accumulated other
  comprehensive income (loss)             35          (8)                                    8(8)        35
                                    ---------    --------     -------    --------     ---------    --------
     Total shareholders' equity        7,265      10,574       7,061        (275)      (10,574)      14,051
                                    ---------    --------     -------    --------     ---------    --------
     Total liabilities and
       shareholders' equity         $103,811     $81,303      $7,061      $3,725      $(10,242)    $185,658
                                    =========    ========     =======    ========     =========    ========


                       (Footnotes on the following page.)

-----------
(1) The net proceeds from the offering are assumed to be $7,060,993, comprised of $1,694,000 in common stock and $5,367,000 in additional paid-in capital. We will raise the funds through the issuance of 423,529 shares of stock at a price of $17.00 per share.

(2) The pro forma financing adjustments are related to the borrowing of $4,000,000 to fund a portion of the total purchase price, which will increase the cash and due from banks account and increase the long term debt account. The borrowing will consist of two loans from United Security Bank. One loan is in the amount of $2.0 million and is an unsecured, subordinated term loan due in seven years. The unsecured loan has a fixed interest rate of 10% per annum with payments of interest only for the first two years, and monthly principal and interest payments of $42,495 beginning with the 25th month and continuing until maturity. The second loan is also in the amount of $2.0 million and will be secured by 100% of the shares of Redlands Centennial Bank and Palomar Community. The secured loan is due in two years, has a fixed interest rate of 9% per annum with interest payable monthly and all principal is due at maturity. Adjusting the pro forma balance sheet to reflect the borrowing as of January 1, 2000 would reduce cash by $475,000 at March 31, 2001 for interest charges less income tax savings of $200,000.

(3) The cash and due from bank's account will decrease by $10,500,000 which reflects the purchase price to be paid for Palomar Community. It is assumed that the $7,525,000 from the sale of Palomar Community's loans to Community West Bancshares will be invested in federal funds sold. Cash will be reduced $1,015,000 relating to interest not received on the SBA loans sold, partially offset by an additional $590,000 received as interest income on federal funds sold. The income tax savings resulting from reduced interest income would be $178,000. The net decrease in cash would be $10,747,000.

(4) It is a condition to the acquisition that Palomar Community sell $7,525,000 of SBA unguaranteed loans at their net book value to Community West Bancshares which will decrease gross loans, however, the carrying value of Palomar Community's loans has been adjusted to fair value which results in an increase of $959,000, for a net decrease of $6,566,000 in gross loans. Fair values of loans are estimated for portfolios of loans with similar financial characteristics, primarily fixed and adjustable rate interest terms. The fair values of fixed rate mortgage loans are based upon discounted cash flows utilizing the rate that Palomar Community currently offers, as well as anticipated prepayment schedules. The fair values of adjustable rate loans are also based upon discounted cash flows utilizing discount rates that Palomar Community currently offers, as well as anticipated prepayment schedules. No adjustments have been made for changes in credit within the loan portfolio. It is Palomar Community's management's opinion that the allowance for loan losses pertaining to performing and nonperforming loans results in a fair valuation of such loans. The fair value of loans held for sale is determined based on quoted market prices or dealer quotes.

(5) The carrying value of goodwill has been adjusted for the fair value adjustment increase in gross loans of $959,000, less the fair value adjustment increase in deposit liabilities of $332,000, plus the fair value adjustment increase in shareholder's equity of $173,000 ($247,000 pro forma adjustment minus $74,000 historical increase in 2001 shareholders' equity), to reflect the purchase price of $10,500,000 and a net decrease of $454,000. The methodology used to determine the fair value adjustments is described in footnotes (4) and (6).

(6) The carrying value of time deposits $100,000 or greater has been adjusted to fair value which results in an increase of $29,000. The estimated fair values of time deposits are determined by discounting the cash flows of segments of deposits that have similar maturities and rates, utilizing a yield curve that approximates the prevailing rates offered to depositors as of the measurement date.

(7) The carrying value of other time deposits has been adjusted to fair value which results in an increase of $303,000. The estimated fair values of time deposits are determined by discounting the cash flows of segments of deposits that have similar maturities and rates, utilizing a yield curve that approximates the prevailing rates offered to depositors as of the measurement date.

(8) The shareholders' equity account of Palomar Community is eliminated as part of the purchase by Centennial First.

(9) The allocation of the purchase price to Palomar Community as of March 31, 2001 is calculated as follows:


         Total purchase price                                                                   $10,500

         Fair value of assets purchased
           Cash and due from banks                                              $  1,664
           Federal funds sold                                                     23,108
           Federal Home Loan Bank stock at cost                                      402
           Interest-bearing deposits in financial institutions                     1,881
           Investment securities available for-sale at fair value                  3,469
           Gross loans                                                            47,597
           Allowance for loan losses                                                (731)
           Bank premises and equipment, net                                          270
           Intangible assets (excluding goodwill)                                    387
           Accrued interest and other assets                                         575
                                                                                --------
                                                                                  78,622

           Total deposits                                                        (69,821)
           Other liabilities                                                      (1,240)
                                                                                 -------
           Net value of assets purchased                                                        $  7,561
                                                                                                 -------
           Portion of purchase price allocated to goodwill (proforma)                           $  2,939
                                                                                                 =======



The potential deferred tax liability resulting from the valuation of assets of Palomar Community at fair value as of March 31, 2001 was deemed to be immaterial and therefore was not recorded on the pro forma balance sheet.

                   Pro Forma Consolidated Statement Of Income
                        Three Months Ended March 31, 2001
                                   (Unaudited)


(Dollars in thousands,                         HISTORICAL
 Except per share amounts)               ----------------------
                                         CENTENNIAL    PALOMAR         AS         PRO FORMA        PRO FORMA
                                           FIRST      COMMUNITY     ADJUSTED     ADJUSTMENTS      AS ADJUSTED
                                         --------     ---------     --------     -----------      -----------

Interest Income
Interest and fees on loans and leases     $1,930     $  1,221                       (201)(1)      $   2,950
Interest on investments                      301          298                        105 (1)            704
                                          ------     --------                                     ---------
     Total interest income                 2,231        1,519                                         3,654

Interest Expense
Interest on deposits                         636          626                                         1,262
Interest on borrowed funds                     0            0                         95 (1)             95
                                          ------     --------                                     ---------
     Total interest expense                  636          626                                         1,357
                                          ------     --------                                     ---------
     Net interest income                   1,595          893                                         2,297
                                          ------     --------                                     ---------

Provision for Loan and
Lease Losses                                  20           45                                            65
                                          ------     --------                      ------         ---------
     Net interest income
      after provision for
      loan losses                          1,575          848                       (191)             2,232
                                          ------     --------                      ------         ---------

Noninterest Income
Service charges and fees                     141           46                                           187
Net gain on sale of loans                     59            2                                            61
Gain on sale of
 BancData Solutions Inc.                       0            0                                             0
Other income                                 125           17                                           142
                                          ------     --------                                     ---------
     Total noninterest income                325           65                                           390
                                          ------     --------                                     ---------

Noninterest Expense
Salaries and employee benefits               891          383                                         1,274
Net occupancy and equipment                  247           99                                           346
Amortization of goodwill and
 impairment                                    0           51                                            51
Other expenses                               491          238                                           729
                                          ------     --------                                     ---------
     Total noninterest expense             1,629          771                                         2,400
                                          ------     --------                      ------         ---------

Income Before Income Taxes                   271          142                       (191)               222

Provision for
 Income Taxes                                 89           81                        (80)(1)             90
                                          ------     --------                                     ---------

Net Income (Loss)                         $  182     $     61                       (111)         $     132
                                          ======     ========                                     =========

Net Income (Loss) Per Share
 of Common Stock
Basic                                     $  .26     $    .09                                     $     .13
Diluted                                   $  .25     $    .09                                     $     .12

Weighted Average Common
 Shares Outstanding
Basic                                    697,989      648,186      (648,186)     423,529          1,121,518
Diluted                                  722,747      648,186      (648,186)     423,529          1,146,276


------------
(1) The pro forma adjustments are related to the borrowing of $4,000,000 to fund a portion of the total purchase price, and the sale of $7,525,000 of Palomar Community's SBA loans to Community West Bancshares. The borrowing will result in additional interest expense of $95,000 during the period. The sale of loans will reduce interest income on loans by $201,000 and increase interest income of federal funds sold by $105,000. The income tax effect of these adjustments will be a reduction of $80,000.

                   Pro Forma Consolidated Statement Of Income
                          Year Ended December 31, 2000
                                   (Unaudited)



(Dollars in thousands,                         HISTORICAL
 Except Per Share Amounts)               ----------------------
                                         CENTENNIAL    PALOMAR         AS         PRO FORMA        PRO FORMA
                                           FIRST      COMMUNITY     ADJUSTED     ADJUSTMENTS      AS ADJUSTED
                                         --------     ---------     --------     -----------      -----------

Interest Income
Interest and fees on loans and leases     $6,858     $  5,051                       (814)(1)       $11,095
Interest on investments                    1,088          822                        485 (1)         2,395
                                           -----      --------                                     -------
     Total interest income                 7,946        5,873                                       13,490

Interest Expense
Interest on deposits                       2,285        2,531                                        4,816
Interest on borrowed funds                    46            0                        380 (1)           426
                                           -----      --------                                     -------
     Total interest expense                2,331        2,531                                        5,242
                                           -----      --------                                     -------
     Net interest income                   5,615        3,342                                        8,248
                                           -----      --------                                     -------

Provision for Loan and
 Lease Losses                                630          210                                          840
                                          ------     --------                      ------          -------
     Net interest income after
      provision for  loan losses           4,985        3,132                       (709)            7,408
                                          ------     --------                      ------          -------

Noninterest Income
Service charges and fees                     800           80                                          880
Net gain on sale of loans                    277           45                                          322
Gain on sale of
 BancData Solutions Inc.                     906            0                                          906
Other income                                 101          413                                          514
                                           ------     --------                                     -------
     Total noninterest income              2,084          538                                        2,622
                                           ------     --------                                     -------

Noninterest Expense
Salaries and employee benefits             2,892        1,367                                        4,259
Net occupancy and equipment                  429          421                                          850
Amortization of goodwill and
 impairment                                    0        2,420                                        2,420
Other expenses                             2,369          835                                        3,204
                                           -----      --------                                     -------
     Total noninterest expense             5,690        5,043                                       10,733
                                          ------     --------                      ------          -------

Income (Loss) Before
 Income Taxes                              1,379       (1,373)                      (709)             (703)
Provision for  Income Taxes                  472          451                       (298)(1)           625
                                          ------     --------                      ------          -------
Net Income (Loss)                         $  907      $(1,824)                      (411)          $(1,328)
                                          ======     ========                      ======          ========

Net Income (Loss) Per Share
 of Common Stock
Basic                                      $1.33     $  (2.81)                                    $  (1.20)
Diluted                                    $1.25     $  (2.81)                                    $  (1.15)

Weighted Average Common
 Shares Outstanding
Basic                                    680,356      648,186      (648,186)     423,529         1,103,885
Diluted                                  727,194      648,186      (648,186)     423,529         1,150,723


------------
(1) The pro forma financing adjustments are related to the borrowing of $4,000,000 to fund a portion of the total purchase price, and the sale of $7,609,000 of Palomar Community's SBA loans to Community West Bancshares. The borrowing will result in additional interest expense of $380,000 during the period. The sale of loans will reduce interest income on loans by $814,000 and increase interest income of federal funds sold by $485,000. The income tax effect of these adjustments will be a reduction of $298,000.

                     REGULATORY CAPITAL AND LEVERAGE RATIOS

       The following table illustrates the actual regulatory capital and leverage ratios of Centennial First and Palomar Community and the pro forma regulatory capital and leverage ratios of Centennial First, as of March 31, 2001. The pro forma ratios are stated after giving effect to this offering and the acquisition, assuming $7,060,993 in net proceeds is raised in this public offering, all of which is held in cash or cash equivalent investments, $4 million is borrowed from United Security Bank and $7.5 million in cash is received upon the sale of certain unguaranteed SBA loans from Palomar Community to Community West Bancshares. Changes in related interest income, interest expense and income taxes have also been reflected. Please refer to "Pro Forma Financial Statements" and the assumptions set forth in those statements.



                                                        Tier 1         Total
                                                      Risk-Based     Risk-Based
                                         Leverage      Capital         Capital
                                          Ratio         Ratio           Ratio
                                         --------     ----------     ----------

Centennial First                          7.25%         10.04%         11.24%
Palomar Community                         8.86%         12.91%         14.16%
Pro forma for Centennial First after
 the offering and acquisition             6.06%          8.99%         11.93%
Minimum regulatory capital for
 a holding company(1)                     4.00%          4.00%          8.00%


-----------------
(1) Pursuant to regulations of the Federal Reserve Board. Please refer to "Supervision and Regulation of Centennial First, Redlands Centennial Bank and Palomar Community-- Capital Adequacy Guidelines."